                     _____________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
                           (Name of Subject Company)


                        HOTEL PROPERTIES MANAGEMENT INC.
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                               _________________


       Bruce F. Stemerman                   J. Warren Gorrell, Jr., Esq.
 Hotel Properties Management Inc.             Hogan & Hartson L.L.P.
       10400 Fernwood Road                     555 13th Street, N.W.
       Bethesda, MD  20817                  Washington, D.C. 20004-1109
         (301) 380-3883                            (202) 637-5600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

                     _____________________________________

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ITEM 1.  SECURITY AND SUBJECT COMPANY
         ----------------------------

          The name of the subject company is Marriott Hotel Properties Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817. The class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

ITEM 2.  TENDER OFFER OF THE BIDDER
         --------------------------

     This Solicitation/Recommendation Statement (this "Statement") relates to the offer by MHP Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned indirect subsidiary of Host Marriott Corporation, a Delaware corporation (the "Parent"), to purchase 450 outstanding Units at a price of $80,000 per Unit, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1996 ( the "Offer to Purchase"), and the related Letter of Transmittal including supplements thereto, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 (collectively with all other exhibits, the "Schedule 14D-1") filed by the Purchaser and Parent with the Securities and Exchange Commission on November 19, 1996.

ITEM 3.  IDENTITY AND BACKGROUND
         -----------------------

     (a) This Statement is filed by Hotel Properties Management Inc., the general partner of the Partnership (the "General Partner") on behalf of the Partnership. The name and business address of the Partnership are set forth in
Item 1 above. The business address of the General Partner is 10400 Fernwood Road, Bethesda, Maryland 20817.

     (b) The section's "Special Factors--Interests of Certain Persons," "Special Factors--Background of the Offer" and "Special Factors -- Conflicts of Interest" from the Offer to Purchase hereby are each incorporated by reference in this Statement and shall each be deemed a part hereof.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION
         ----------------------------------

     (a) The General Partner makes no recommendation to any Unitholder to tender or to refrain from tendering his or her Units. EACH UNITHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER OR NOT TO TENDER BASED UPON A NUMBER OF FACTORS, INCLUDING SUCH UNITHOLDER'S FINANCIAL POSITION, NEED OR DESIRE FOR LIQUIDITY, OTHER FINANCIAL OPPORTUNITIES AND TAX POSITION. The General Partner believes, however, that the Offer provides all Unitholders who desire liquidity the opportunity to receive cash for their Units without paying fees or commissions often paid in connection with secondary sale transactions. The section "Special Factors--Position of the General Partner; Fairness of the Offer" from the Offer to Purchase hereby is incorporated by reference in this Statement and shall be deemed a part hereof.

     (b) The General Partner is a wholly owned indirect subsidiary of Parent and an affiliate of the Purchaser. Therefore, the General Partner has substantial conflicts of interest with respect to the Offer and, accordingly, makes no recommendation to any Unitholder to tender or to refrain from tendering his or her Units. The section "Special Factors--Position of the General Partner; Fairness of the Offer" from the Offer to Purchase hereby is incorporated by reference in this Statement and shall be deemed a part hereof.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
         -----------------------------------------------

     Neither the Partnership nor the General Partner has retained any person in connection with the Offer. Parent has retained Trust Company of America and GEMISYS, Inc. as Information Agent and Depositary, respectively, with respect to the Offer. The sections "Introduction," and "The Tender Offer--Section 11--Fees and Expenses" from the Offer to Purchase hereby are each incorporated by reference in this Statement and shall each be deemed a part hereof.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO THE SECURITIES
         -------------------------------------------------------------

     (a) Except as otherwise described in the Offer to Purchase, neither the Partnership nor any of its affiliates nor, to the best of the Partnership's knowledge, any of the persons listed in Schedule II to the Offer to Purchase, nor any director, executive officer, affiliate or subsidiary of any of the foregoing, has effected any transaction in such Units during the past 60 days.

     (b)  The Partnership has no knowledge of whether the persons referred to in
Item 6(a) above presently intend to tender to the Purchaser any Units which are held of record or beneficially owned by such person or entity.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY
         ------------------------------------------------------------

     (a)(1)  Not applicable.

     (a)(2)  Not applicable.

     (a)(3)  Not applicable.

     (a)(4)  Not applicable.

     (b)  Not applicable.

ITEM 8.  ADDITIONAL INFORMATION
         ----------------------

     All information set forth in the Schedule 14D-1 and exhibits thereto which is not otherwise incorporated in this Statement by reference hereby is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     Exhibit No.
     -----------

     Exhibit 1 The Schedule 14D-1 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, including all exhibits thereto, filed by MHP Acquisition Corp. and Host Marriott Corporation, as bidders, with the Securities and Exchange Commission on November 19, 1996.

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                                   SIGNATURE

       After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MARRIOTT HOTEL PROPERTIES
                                         LIMITED PARTNERSHIP

                                        By:  HOTEL PROPERTIES MANAGEMENT INC.,
                                                  its general partner



Dated:  November 19, 1996                       By: /s/ Bruce F. Stemerman
                                                    --------------------------
                                                Name: Bruce F. Stemerman
                                                      ------------------------
                                                Title: President, Treasurer and
                                                       Chief Accounting Officer


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